Exhibit 99.1

Neptune Granted 180-Day Extension to Meet Nasdaq Minimum Bid Requirement

LAVAL, QC, March 2, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that on March 1, 2022, the Company received a 180 calendar day extension from Nasdaq's Listing Qualification Department to meet Nasdaq's minimum bid requirement. The Company now has until August 29, 2022 to maintain a minimum bid of $1.00 per share for at least 10 consecutive trading days.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company's common stock, which will continue to trade on the Nasdaq Capital Market under the symbol "NEPT."

If at any time until August 29, 2022, the bid price of the Company's common stock closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Rule, and the matter will be closed.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) on August 30, 2021.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/02/c5661.html

%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 08:30e 02-MAR-22